UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Black Diamond, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

182707109

(CUSIP Number)

Robert R. Schiller 3940 Alhambra Drive West Jacksonville, FL 32207
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2012

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 182707109	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Schiller Gregory Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,296,429
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,296,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 182707109	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Robert R. Schiller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,558,962 (Excludes 40,500 shares that are or may be deemed to be beneficially owned by the Reporting Person's spouse, see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,558,962 (Excludes 40,500 shares that are or may be deemed to be beneficially owned by the Reporting Person's spouse, see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,962 (Excludes 40,500 shares that are or may be deemed to be beneficially owned by the Reporting Person's spouse, see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 182707109	13D/A	Page 4 of 7 Pages

Item 1.  Security and Issuer

The Statement of Beneficial Ownership on Schedule 13D filed on June 7, 2010 by Robert R. Schiller (“Mr. Schiller”) and Schiller Gregory Investment Company, LLC, a Florida limited liability company (“SGIC”, together with Mr. Schiller, collectively, the “Reporting Persons”) in connection with the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Black Diamond, Inc. (“Black Diamond” or the “Company”), a Delaware corporation, is hereby amended by this Amendment No. 1 to the Schedule 13D (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. The source of consideration for the shares of Common Stock reported herein as purchased is the personal funds of the Reporting Persons.

CUSIP No. 182707109	13D/A	Page 5 of 7 Pages

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On February 22, 2012, the Reporting Persons purchased 298,133 shares of Common Stock sold by Black Diamond in a public offering of 8,912,500 shares of Common Stock (the “Offering”) at a price of $7.50 per share.

The Reporting Persons may review their investment in the Company on a continuing basis, and to the extent permitted by law, may engage in discussions with other stockholders and/or with management and other members of the Board of Directors of the Company concerning the business, operations or future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to their legal obligations, in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c). As of the date of this Schedule 13D, Mr. Schiller may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of, and has the sole power to direct the vote and disposition of 1,558,962 shares of Common Stock, constituting approximately 5.1% of the outstanding shares of Common Stock, which is comprised of: (i) 35,333 shares of Common Stock held directly by Mr. Schiller through an IRA account; (ii) 207,468 Shares of Common Stock held by Robert R. Schiller Revocable Trust; (iii) 1,296,429 shares of Common Stock held by SGIC, of which Mr. Schiller is the sole manager, of which 1,256,429 shares are subject to a lock-up agreement restricting transfer that expires May 28, 2012; (iv) 18,532 shares of Common Stock that Mr. Schiller may be deemed to beneficially own as UTMA custodian for his children; and (v) 1,200 shares of Common Stock held by Schiller Family Foundation, Inc., of which Mr. Schiller is the President.

The amount reported above as being beneficially owned by Mr. Schiller excludes: (i) 500 shares of Common Stock that are beneficially owned by Mr. Schiller’s spouse through an IRA account; and (ii) 40,000 shares of Common Stock that may be deemed to be beneficially owned by Mr. Schiller’s spouse as trustee of the Robert R. Schiller Cornerstone Trust. Mr. Schiller disclaims beneficial ownership of the shares of Common Stock that are or may be deemed to be beneficially owned by his spouse.

The shares of Common Stock beneficially owned by the Reporting Persons are subject to a lock-up agreement with the underwriters in the Offering dated February 16, 2012, restricting the sales of such shares by the Reporting Persons for a period of 90 days, subject to extension under certain circumstances.

The percentage of Common Stock reported as beneficially owned by the Reporting Persons is based upon 30,675,984 shares of Common Stock outstanding as of February 22, 2012, consisting of (i) the 21,763,484 shares of Common Stock reported as outstanding as of October 26, 2011 in the Company’s most recent quarterly report on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 1, 2011, and (ii) 8,912,500 shares of Common Stock sold by the Company in the Offering.

CUSIP No. 182707109	13D/A	Page 6 of 7 Pages

Except as described in this Schedule 13D, no transactions in the shares of the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days.

(d). No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

(e).  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

The description of the lock-up agreement identified in Item 5 above is incorporated herein by reference into this Item 6.

CUSIP No. 182707109	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2012

/s/ Robert R. Schiller
Robert R. Schiller

SCHILLER GREGORY INVESTMENT COMPANY, LLC

By:	/s/ Robert R. Schiller
Name:	Robert R. Schiller
Title:	Sole Manager